June 4, 2019

Mr. Eric McPhee
Mr. Daniel Gordon
Office of Real Estate and Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3561

VIA: EDGAR

Re:     Community Healthcare Trust Incorporated
Form 10-K for the year ended December 31, 2018
Filed February 26, 2019
File No. 001-37401

Dear Mr. McPhee and Mr. Gordon:

This letter is offered in response to the letter, dated June 3, 2019, from the staff of the Division of Corporation Finance (the “Staff”) to Community Healthcare Trust Incorporated (the “Company”) regarding the above referenced filing.

The Company’s responses to the Staff’s comments follow:

Form 10-K for the year ended December 31, 2018

Liquidity and Capital Resources, page 52

Comment No. 1: We note that your dividend payments have exceeded Net cash provided by operating activities for each full year since you commenced operations. In future filings, please discuss the sources of these payments, and to the extent there is a material risk that you will have to reduce your dividend payments, provide a discussion of such risk.

Response: In future filings, the Company will discuss the sources of our dividend payments which exceed Net cash provided by operating activities. Also, if management believes there is a material risk that the Company will have to reduce its dividend payments, the Company will provide a discussion of such risk.

Suite 150	3326 Aspen Grove Drive	Franklin	TN	37067

Should you wish to further discuss your comments and our responses thereto, please feel free to call me at (615) 807-2403.

Sincerely,

/s/ David H. Dupuy
David H. Dupuy
Executive Vice President and Chief Financial Officer

Suite 150	3326 Aspen Grove Drive	Franklin	TN	37067